Filed by Middlefield Banc Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Middlefield Banc Corp.

Commission File No.: 001-36613

Date: October 22, 2025

We know today’s announcement brings questions—and we want to provide as much clarity as we can at this stage. Below are answers to common questions about the proposed merger between Middlefield Banc Corp. and Farmers National Banc Corp.

Please keep in mind:

●	The transaction is subject to customary closing conditions, including regulatory and shareholder approvals, and is currently targeted to close in the first quarter of 2026.
●	Until closing, Middlefield and Farmers will continue to operate as separate organizations. Please do not change how you serve customers, process transactions, or share information.
●	Some details may evolve as integration planning progresses. We will update these FAQs regularly and communicate changes as soon as possible.

If you have additional questions, please reach out to HR or your manager.

1.	What is the announcement?

Middlefield Banc Corp. and Farmers National Banc Corp. have entered into a definitive agreement to combine, subject to customary closing conditions, including regulatory and shareholder approvals. The goal is to combine strengths and streamline operations across both organizations. This merger will enhance our ability to serve our customers with a broader suite of financial products and advanced digital capabilities, while preserving with the same service and decision-making that define our culture.

2.	What happens now that the merger is announced?

Following the announcement, both companies will begin integration planning. This includes reviewing roles, systems, and operations. Employee meetings will be scheduled to explain next steps and answer questions. Closing is expected to happen in the first quarter of 2026 and system conversion is anticipated in the third quarter of 2026. Key milestones and expected completion dates will be communicated as the project progresses. For now, business operations continue as usual.

3.	Will I still have a job?

No changes to roles occur as a result of this announcement unless and until closing. Some employees will be retained in their current roles, while others may be impacted by restructuring. You will be contacted directly by HR or your manager, if you haven’t been already. In the coming days, all employees will also receive an email from Farmers describing what to expect in the coming weeks.

4.	What happens if my role is impacted?

If your role is impacted, you may be eligible for severance benefits in accordance with applicable plans and policies. By November 28, 2025, we currently expect you will meet with a member of the Farmers team, accompanied by a member of the Middlefield team, to walk through the benefits available to you and guidance on next steps. In addition, you are eligible to apply for open positions with Farmers. More information is coming soon about how to apply.

Middlefield benefits plans remain in place until closing. Year‑end bonuses and merit increases are planned to proceed under existing programs, subject to plan terms and timing adjustments if needed.

5.	Can I apply for jobs with the acquiring company?

Absolutely. Employees whose roles are impacted will be encouraged to apply for open positions with Farmers National Banc Corp. Application instructions will be made available on The Bottomline.

6.	What if have a job? When will I learn more?

In the next few weeks, a representative from Farmers will reach out with more details about your go-forward role, team, benefits, and compensation.

7.	What happens to my benefits and compensation?

Middlefield benefits plans remain in place until closing. Year‑end bonuses and merit increases are planned to proceed under existing programs, subject to plan terms and timing adjustments if needed.

8.	Do I still need to do Open Enrollment?

Yes! The merger is not expected to close until the first quarter of 2026. We want to ensure that you are able to carefully select the right benefits for you and your family.

9.	Who is Farmers National Bank of Canfield?

Founded in 1887, Farmers National Banc Corp. is a diversified financial services company headquartered in Canfield, Ohio, with approximately $5.2 billion in banking assets. Farmers National Banc Corp.’s wholly-owned subsidiaries are comprised of The Farmers National Bank of Canfield, a full-service national bank engaged in commercial and retail banking with 62 banking locations throughout Ohio and Pennsylvania; Farmers Trust Company, which operates trust offices and offers services in the same geographic markets; and Farmers National Insurance, LLC. Total wealth management assets under care at June 30, 2025 are $4.4 billion.

For more information, see Home - Farmers National Bank.

10.	What will the new organization look like?

The combined organization is expected to have approximately $7.5 billion in assets, approximately 900 employees, and approximately 83 branches, based on currently available information. Actual figures may vary at closing.

11.	Are there any changes to customer services right now? What about if I have a customer who has a loan in process? Can customers use ATMs at both banks without a fee?

Nothing will change prior to the closing of the merger. Each bank will continue to operate independently pre-close. Customers should continue to use their existing accounts, checks, cards, and online banking as usual. Normal ATM fees still apply. Loans in process will continue as normal. We will continue to serve our customers with the excellent focus on customer service for which we are known.

12.	What if I get a questions from customers?

Please see the speaking points available at[link]. If you receive media inquiries, please refer them as outlined below and do not comment.

13.	What will happen with our current sponsorships, contributions, and volunteer opportunities?

Existing contributions, sponsorships, and volunteer opportunities will continue as planned. In the coming months, we will look at how we combine our community programs to continue serving our communities.

14.	Where can I find updates and resources?

Check The Bottomline regularly for updates, FAQs, and links to information from Farmers, including job postings. We will update these resources regularly as information becomes available.

15.	What should I do if I get a call from the media?

Do not comment or communicate with external parties about the merger. Direct all press inquiries to Ron Zimmerly.

16.	Who can I contact with questions?

Please contact HR or your manager.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction between Farmers National Banc Corp. (“Farmers”) and Middlefield Banc Corp. (“Middlefield”). In connection with the proposed merger, Farmers will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) to register the shares of Farmers’ common stock that will be issued to Middlefield’s shareholders in connection with the merger (the “Registration Statement”). The Registration Statement will include a joint proxy statement of Middlefield and Farmers that also constitutes a prospectus of Farmers, as well as other relevant documents concerning the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents Farmers and Middlefield have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Farmers will be available free of charge on Farmers’ website at https://www.farmersbankgroup.com or may be obtained from Farmers by written request to Farmers National Banc Corp., 20 South Broad Street, Canfield, Ohio 44406, Attention: Investor Relations. Copies of the documents filed with the SEC by Middlefield will be available free of charge on Middlefield’s website at https://www.middlefieldbank.com or may be obtained from Middlefield by written request to Middlefield Banc Corp., 15985 East High Street, Middlefield, Ohio 44062, Attention: Investor Relations.

Participants in the Solicitation

Farmers and Middlefield, and certain of their directors and executive officers, may be deemed to be participants in the solicitation of proxies from Farmers’ shareholders and Middlefield’s shareholders in connection with the proposed merger. Information regarding Farmers’ directors and executive officers is contained in Farmers’ Proxy Statement on Schedule 14A, dated March 18, 2025 and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding Middlefield’s directors and executive officers is contained in Middlefield’s Proxy Statement on Schedule 14A, dated April 4, 2025, and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward‑Looking Statements

This communication contains “forward‑looking statements,” including statements regarding the expected timing and benefits of the proposed transaction. Forward‑looking statements are subject to risks and uncertainties that may cause actual results to differ materially. For further discussion of these risks and uncertainties, see the documents Farmers and Middlefield file with the SEC, including the joint proxy statement/prospectus when available. Forward‑looking statements speak only as of the date made, and neither Farmers nor Middlefield undertakes any obligation to update them.